UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2019

Commission File Number: 001-38283

InflaRx N.V.

Winzerlaer Str. 2
07745 Jena, Germany
(+49) 3641 508180
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFLARX N.V.

On November 14, 2019, InflaRx. N.V. has updated its presentation (the “Deck”).

The Deck is attached as an exhibit to this Form 6-K and is incorporated by reference herein.  The Deck is also available and will continue to be available on our website www.inflarx.de.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Jena, Germany, November 14, 2019.

INFLARX N.V.

By:	/s/ Niels Riedemann
	Name:	Niels Riedemann
	Title:	Chief Executive Officer

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EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	InflaRx N.V. November 2019 Presentation titled “Developing the First in Class Anti-C5a Antibody IFX-1: Lessons Learned from Clinical Trials”

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